Exhibit 99.1

Draganfly Announces Drone Nerds as Official Value-Added Reseller for NDAA-Compliant Drone Portfolio

Unveiling of Draganfly line at Drone Nerds ElevateUAV 2025

San Diego, CA — October 16, 2025 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), an industry-leading developer of drone solutions and systems, today announced that it has appointed Drone Nerds, a leading U.S. drone retailer, integrator, and service provider, as an official value-added reseller (VAR) for its full line of NDAA-compliant unmanned aerial systems.

Drone Nerds will provide sales, integration, training, support, and service for Draganfly’s public safety-grade drone systems across the U.S. and allied markets.

As part of this arrangement Drone Nerds will display the Draganfly product line at its upcoming ElevateUAV 2025 conference on October 21–22 in Miami, Florida, where Cameron Chell, CEO of Draganfly, will lead a featured session titled “The Merits and Complexity of NDAA-Compliant Drones.”

“We are thrilled to welcome Drone Nerds to our reseller ecosystem,” said Cameron Chell, CEO of Draganfly. “Their deep technical experience, strong customer trust, and industry reach make them an ideal partner to bring our NDAA-compliant platforms to market. Together, we’ll deliver advanced drone solutions built for the evolving needs of public safety, enterprise, and defense clients.”

Founded in Florida and incorporated in March 2014, Drone Nerds has become one of the most trusted names in U.S. drone retail and services. As the largest drone value-added reseller in the United States, Drone Nerds offers a complete range of consumer, prosumer, and enterprise drone platforms, accessories, and support services. The company’s Miami-area repair center has handled thousands of drone repairs, giving the team extensive technical knowledge of complex drone systems.

Drone Nerds serves a broad customer base, including hobbyists, commercial operators, enterprise customers, public safety agencies, and government contractors, delivering hardware, training, integration, and operational support. Its reputation for fast, knowledgeable customer service, same-day shipping, and robust repair infrastructure has earned it high satisfaction and trust within the drone ecosystem.

Drone Nerds selected Draganfly as a key NDAA-compliant partner based on:

1.	Fully NDAA-compliant systems - Draganfly’s products meet rigorous sourcing, component, and supply chain standards

2.	Proven government traction - Draganfly was recently selected by the U.S. Army to supply Flex FPV drone systems, including embedded manufacturing and logistics under an NDAA-compliant supply chain.

3.	Mission-first design - Draganfly’s modular, flexible platforms meet the operational demands of advanced users.

4.	Strong channel synergy - Drone Nerds’ extensive distribution, training, and customer support infrastructure complement Draganfly’s growing public safety and enterprise footprint.

“Drone Nerds has long been committed to technical excellence and supporting the most demanding UAV missions,” said Jeremy Schneiderman, CEO of Drone Nerds. “Draganfly’s reputation for innovation, reliability, and NDAA compliance aligns perfectly with the expectations of our enterprise and government clients. We’re excited to showcase their systems at ElevateUAV 2025 and empower our customers with cutting-edge solutions.”

At ElevateUAV 2025, Drone Nerds will host live demonstrations, hands-on sessions, and integration workshops featuring Draganfly’s latest drone platforms. This event marks the first major channel debut of Draganfly’s full NDAA-compliant platform under a reseller partnership—signaling the next phase of growth in secure and trusted drone adoption.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is an award-winning industry leader in drone technology and unmanned systems development. With more than 25 years of innovation, Draganfly provides drone solutions across public safety, agriculture, industrial inspection, mapping, and defense sectors. The company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

About Drone Nerds

Headquartered in Florida, Drone Nerds is a leading U.S. drone retailer, integrator, and service provider. As one of the largest drone technology distributors in the United States, Drone Nerds offers consumer through enterprise platforms, repair services, training, and operational support for drone programs across public and private sectors.

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Investor Relations

Email: investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in ElevateUAV 2025, as well as statements to the effect that Draganfly will deliver advanced drone solutions built for the evolving needs of public safety, enterprise, and defense clients and Draganfly’s modular, flexible platforms meet the operational demands of advanced users. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.